FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02058690

PE 9-1-02

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2002

ROYAL OLYMPIC CRUISE LINES, INC.
(Exact name of Registrant as specified in its charter)

87 Akti Miaouli, 185 38 Piraeus, Greece
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

ROYAL OLYMPIC CRUISE LINES INC.

87 Akti Miaouli
185 38 Piraeus, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on October 18, 2002

The Annual Meeting of Shareholders of Royal Olympic Cruise Lines Inc., a Liberian corporation (the "Company"), will be held at 87 Akti Miaouli, 185 38 Piraeus, Greece on October 18, 2002 at 11:00 a.m. local time, for the following purposes:

I. To elect four Class I Directors, to hold office until the 2005 Annual Meeting of Shareholders and until the election and qualification of their successors.

II. To consider and act upon a proposal to appoint Ernst & Young as the Company's auditors for the fiscal year ending November 30, 2002.

III. To consider and act upon a proposal to adopt the 2002 Long Term Incentive Plan.

IV. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The attached Proxy Statement more fully describes the foregoing proposals.

Only shareholders of record at the close of business September 6, 2002 are entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof. The presence in person or by proxy of shareholders of record holding at least a majority of shares of Common Stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business at the Annual Meeting.

ROYAL OLYMPIC CRUISE LINES INC.

87 Akti Miaouli
185 38 Piraeus, Greece

PROXY STATEMENT
Annual Meeting of Shareholders
To Be Held on October 18, 2002

This Proxy Statement is being provided to shareholders of Royal Olympic Cruise Lines Inc., a Liberian corporation (the "Company"), in connection with the solicitation of proxies by the Company's Board of Directors for use at an Annual Meeting of Shareholders of the Company to he held on October 18, 2002, and at any adjournment thereof (the "Annual Meeting"). A copy of the Notice of the Annual Meeting accompanies this Proxy Statement. The approximate date on which this Proxy Statement and the accompanying proxy will be first given or sent to shareholders is September 19, 2002.

At the Annual Meeting, shareholders will be asked to consider and act upon proposals to: (i) elect four Class I Directors, (ii) reappoint the Company's auditors and (iii) approve the adoption of the 2002 Long Term Incentive Plan.

Only shareholders of record on September 6, 2002 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof. Each shareholder of record is entitled to one vote for each share of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), held on the Record Date. The presence in person or by proxy of shareholders holding at least a majority of the shares entitled to vote at the Annual Meeting will be a quorum for the transaction of business at the Annual Meeting. On the Record Date, the Company had 13,997,500 shares of Common Stock outstanding and entitled to vote.

ROC Holdings Inc. owns 7,197,500 shares of Common Stock, representing 51.4% of the issued and outstanding shares. Representatives of ROC Holdings Inc. have informed the Company that such shares will be voted in favor of the Board nominees recommended by the Board of Directors, in favor of the appointment of Ernst & Young as the Company's auditors for the fiscal year ending November 30, 2002 and in favor of the adoption of the 2002 Long Term Incentive Plan. Such votes by ROC Holdings Inc. alone will be sufficient to elect each of the nominated directors, to approve the proposal to appoint Ernst & Young as the Company's auditors and to approve the adoption of the 2002 Long Term Incentive Plan.

Directors will be elected by a plurality of the votes cast in such election, and each other proposal must be approved by a majority of the votes cast, in person or by proxy, by shareholders entitled to vote at the Annual Meeting. Abstentions and broker non-votes (if any) will not be counted as votes cast on any proposal.

If the proxy in the enclosed form is duly executed and returned, all shares of Common Stock represented thereby and entitled to vote at the Annual Meeting will be voted and, where specification is made by the shareholder on the form of proxy, will be voted in accordance with such specification. If no specification is given, the persons named in the accompanying proxy intend to vote, **FOR** each of the nominees specified in Proposal One, **FOR** Proposal Two and **FOR** Proposal Three.

The Board of Directors of the Company has carefully considered each of the proposals being submitted to the shareholders at the Annual Meeting and unanimously recommends that shareholders vote **FOR** each proposal.

Any shareholder may revoke his proxy by delivering notice of revocation to the Secretary of the Company at any time before such proxy is voted.

The Board of Directors does not know of any matter, other than those set forth herein, that is expected to be presented for consideration at the Annual Meeting. If other matters properly come before the Annual Meeting, however, the persons named in the accompanying proxy intend to vote thereon in accordance with their judgment.

All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be borne by the Company. Solicitation of proxies will be primarily by mail. The Company has employed International Marketing Strategies, Inc., 28 Southfield Avenue, Stanford, CT 06902, to assist in the solicitation of proxies on its behalf. Proxies may also be solicited by directors, officers or employees of the Company in person, by telephone or otherwise.

PROPOSAL ONE
ELECTION OF DIRECTORS

The Board of Directors has fixed its number at twelve. Under the Company's Articles of Incorporation and By-laws, the Board of Directors of the Company is divided into three classes of four directors each, Class I, Class II and Class III, each having a staggered three-year term. The terms of each Class I Director expire this year, and such individuals are standing for re-election.

Class I Director Nominees (Terms to Expire in 2005)

The Board of Directors recommends the election of Parker Quillen, Michael Jolliffe, Christos Mavrellis and Harry Haralambopoulos as Class I Directors of the Company, each of whom is to hold office until the 2005 Annual Meeting of Shareholders and until the election and qualification of his successor.

Mr. Quillen has been a director since July 16, 2001. He is the President of Quilcap Corp., an investment management firm based in New York. Prior to establishing Quilcap, Mr. Quillen was a Vice-President of Lazard Freres & Co. He holds a degree in Economics from New York University.

Harry Haralambopoulos has been a director since September 3, 1998. He was President and Chief Executive of Celebrity Cruises from 1990 to 1995, and a Director from 1990 to 1997. He has served as Director of the Greek National Tourist Organization-Western Hemisphere and as Chairman of the European Travel Commission for North America.

Michael Jolliffe has been a director since December 17, 1997. He is Deputy Chairman and director of Tsakos Energy Navigation Limited, a shipping company owning twenty-seven oil tankers and quoted on the New York, Bermuda and Oslo stock exchanges. He is a director of Klonatex SA and Naoussa Spinning Mills SA, two companies quoted on the Athens stock exchange. These two companies and their subsidiaries constitute the third largest integrated textile group in Europe. Until early 2002, he was deputy Chairman and director of Global Ocean Carriers Limited, a shipowning company owning two dry bulk carriers and eight container ships. Global filed for protection under Chapter 11 of the US Bankruptcy Code in February 2000 and has since had a plan of restructuring confirmed. Mr. Jolliffe is Chairman of Wigham Richardson (Shipbrokers) Limited, one of the oldest firms of shipbrokers in the City of London, Chairman of Shipping Spares Repairs and Supplies Limited, an agency representative company in Greece and Chairman of Eurotrans Hermes Hellas SA, a Greek company that owns the agency for the tram and train divisions of Skoda. Mr. Jolliffe is also a director of various private companies involved in shipping, oil and property interests.

Christos Mavrellis has been a director since December 22, 1999. He has been practicing law in Cyprus since 1972. From 1982 to 1985 he served as Minister of Transport, Communications and Public Works and from 1985 to 1988 as Minister of Finance of the Republic of Cyprus. He is a member of the Chartered Institute of Arbitrators, a member of the Council of the Mediterranean Maritime Arbitrators and a Senator of the Offshore Institute.

Continuing Directors

Class II Directors (Terms to Expire in 2003)

Yiannos Pantazis has been Chief Executive Officer since May 2001 and a director since July 16, 2001. Mr. Pantazis holds an MBA from Harvard Business School and a BSc. in Hotel Management from Cornell University. In 1989 he was appointed Vice President Development for Meridien Hotels in the Paris head office, before becoming Vice President Sales and Marketing in Abu Dhabi, responsible for the marketing and sales of ten Meridien hotels throughout the Middle East. He moved to the Amathus Group in Cyprus in 1994, where he was General Manager of the Aviation Division, before being promoted to Chief Executive Officer of the Group, which includes three luxury hotels, as well as Aviation, Shipping and Tourism Divisions. Since May 2000, Mr. Pantazis has worked for the Louis Group in Cyprus, where he was General Manager Development of Louis Hotels, before being appointed Chief Executive Officer of Louis Cruise Lines in November 2000, a position he left to join Royal Olympic Cruises.

Costakis Loizou has been a director since December 22, 1999. He has been Chairman and Managing Director of the Louis Group of Companies, based in Nicosia, Cyprus, since 1971. The Group was founded in 1938 by the late Louis Loizou (father) and is today the largest privately held organization in Cyprus, employing over 8,000 personnel. It is involved in all forms of travel, tourism, cruising, hotels, catering and duty free shops. Mr Loizou is also Chairman and Managing Director of Louis Cruise Lines Ltd., which is quoted on the Cyprus Stock Exchange and Chairman of Louis Hotels Ltd, a public company expected to be listed soon on the Cyprus Stock Exchange. Mr. Loizou has served on a number of Boards in Cyprus, including the American Association of Travel Agents, the Higher Institute for Hotel and Catering, the Cyprus Hotel Association, the Committee for Public Transport, the Cyprus Petroleum Refinery, the Cyprus Shipping Council, the Cyprus Telecommunications Authority, the Cyprus Car Rental Association, the Cyprus Environmental Protection Association, the Cyprus Employers' and Industrialists' Federation, Alpha Bank, and several private companies. Since 1989, he has been the Honorary Consul General of the Republic of Hungary, who awarded him the "Commander's Cross of the Order of Merit", the country's highest recognition. He has also been awarded the "Cavalier's Cross of the Order of Merit" by the Polish Republic.

Vakis Loizou has been a director since December 22, 1999. He is presently the Executive Vice-Chairman of the Louis Organisation, a Director of Louis Cruise Lines Ltd., a Director of Louis Hotels Ltd., Chairman of Eurest Inflight Services, as well as Director of all the subsidiary and associated companies of the Louis Organisation. He has served as President of the Cyprus Chapter of the American Society of Travel Agents (ASTA) for two terms, Secretary of the Association of Cyprus Travel Agents (ACTA), Vice-President of the Anti-Narcotics Association and is presently Secretary General of the Cyprus Hotel Association. He is the brother of Mr. Costakis Loizou.

Bobby Melnick has been a director since September 9, 1999. He has been a general partner of Terrier Partners LP, a private investment partnership, since July 1999. Previously, he was a general partner in Wynnefield Capital Inc., a private investment partnership investing in small-capitalization securities trading in United States markets from 1996. Prior to 1996, he was a Vice President of Lazard Freres & Co. LLC.

Class III Directors (Terms to Expire in 2004)

John Evangelides has been a director since December 22, 1999. He is currently a consultant to IAC Holdings Ltd, a film financing and distribution company. From 1983 to 1998 he worked for HSBC Plc, beginning as an Assistant Director, Director of Samuel Montague and rising to become the Managing Director and Head of Financing at HSBC Investment Bank Plc. Prior to that he worked for The First National Bank of Chicago in London from 1976 to 1983, becoming Team Head of the International Banking Department and at S.G. Warburg from 1974 to 1976 in the International Corporate Finance Division.

Rex Harrington has been a director since December 22, 1999. He is the former Director of Shipping at The Royal Bank of Scotland (RBS) where he had responsibility for its extensive shipping portfolio (RBS is the largest lender to the Greek shipping industry but is also substantial in other international shipping markets). On retirement from the RBS he was retained as the RBS adviser on shipping for three years. He has wide experience of the shipping industry and of marine finance starting his career at the Bank of England after graduating from Oxford University with a Masters degree. Mr. Harrington is currently an independent shipping adviser and a director of the following additional companies, General Maritime Corporation, International Chamber of Commerce – Commercial Crime Services, which incorporates the International Maritime Bureau, Liberian International Shipping and Corporate Registry and Eurofin International Ltd. In addition, Mr. Harrington is a Deputy Chairman of the International Maritime Industries Forum and a member of the following organisations: InterCargo advisory panel, General Committee, Lloyds Register of Shipping, Steering Committee of the London Shipping Law Centre and The Baltic Exchange. He was director of Lloyds Register of Shipping from 1994 to 1999 and Horace Clarkson Plc international shipbrokers from 1995 to 1998.

Tassos Potamianos has been a director since December 22, 1999. He is the nephew of Andreas Potamianos. After qualifying as a lawyer in both France and the United States, he joined Epirotiki Cruise Lines, a predecessor of the Company, in 1985, establishing and managing the company's Paris sales office. From 1996 to 1999 he was Vice President of Hotel Operations at Royal Olympic Cruises in Piraeus.

Andreas Potamianos has been a director since December 17, 1997. In addition, he has been legal consultant to the Company from its formation. He was legal consultant to Epirotiki Cruise Line, a predecessor of the Company, from 1962 to 1995, and was active in the structuring of the Company. He has been a Vice President of the Company from 1997 and was Co-Chairman from 1998 to 1999. He has also been President of the Greek Passenger Shipowners Association since 1980.

Information about Directors

During the fiscal year ended November 30, 2001, four meetings of the Board of Directors were held, and during the period from December 1, 2001 through August 31, 2002, four meetings were held. All current directors attended at least 75% of the Board and Committee meetings.

There are three standing committees of the Board of Directors: an Executive Committee, a Compensation Committee and an Audit Committee. The Executive Committee is comprised of three members: Messrs. C. Loizou, A. Potamianos and Pantazis. The Compensation Committee is currently comprised of three members: Messrs. Jolliffe, Mavrellis and Quillen. The Audit Committee is currently comprised of three members: Messrs. Harrington, Evangelides and Jolliffe. The Executive Committee meets informally throughout the year. The Audit Committee met three times, and the Compensation Committee met two times, during the fiscal year ended November 30, 2001.

The Articles of Incorporation and By-laws of the Company provide that the Company will, to the fullest extent authorized by Liberian law, indemnify each of its officers and directors against judgments, fines, amounts paid in settlement and expenses incurred in the defense of any action commenced against any such officer or director of the Company.

PROPOSAL TWO
APPOINTMENT OF AUDITORS

The Board of Directors, acting on the recommendation of the Audit Committee, recommends approval by the Company's shareholders of the appointment of Ernst & Young, 3-5 Ilission Str.11528 Athens, Greece, as auditors of the Company for the fiscal year ending November 30, 2002. Ernst & Young has served as auditors of the Company since the Company's inception. A representative of Ernst & Young will be present at the Annual Meeting and will be afforded the opportunity to make a statement if he or she decides to do so. Such representative will also be available to respond to appropriate questions from shareholders at the Annual Meeting.

PROPOSAL THREE
ADOPTION OF THE 2002 LONG TERM INCENTIVE PLAN

The Board of Directors, recommends approval by the Company's shareholders of the adoption of the 2002 Long Term Incentive Plan (the "Plan")

The Board of Directors, acting on the recommendation of the Compensation Committee, has adopted the Plan, subject to stockholder approval. As of the date of this Proxy Statement, no awards have been granted under the Plan. The Plan is intended to improve the Company's ability to attract, retain and motivate key personnel and to compensate them in a way that provides additional incentives and enables such individuals to increase their ownership interest in the Company's Common Stock.

The Board of Directors' adoption of the Plan is conditional upon stockholder approval.

Description of the Plan

The Plan is set forth as Appendix A to this Proxy Statement, and the description of the Plan contained herein is qualified in its entirety by reference to Appendix A.

The purpose of the Plan is to provide a means to attract, retain, motivate and reward present and prospective directors, officers, employees and consultants by increasing their ownership interests in the Company. Awards under the Plan may include: (i) options to purchase shares of the Company's Common Stock; (ii) stock appreciation rights ("SARs"), whether in conjunction with the grant of stock options or independent of such grant, or stock appreciation rights that are only exercisable in the event of a change in control or upon other events; (iii) restricted stock, consisting of shares that are subject to forfeiture based on the failure to satisfy employment-related restrictions; (iv) deferred stock, representing the right to receive shares of stock in the future; (v) bonus stock and awards in lieu of cash compensation; (vi) dividend equivalents, consisting of a right to receive cash, other awards or other property equal in value to dividends paid with respect to a specified number of shares of common stock, or other periodic payments; or (vii) other awards not otherwise provided for, the value of which are based in whole or in part upon the value of the Company's common stock.

The Plan is generally administered by the Compensation Committee, except that the Board of Directors will perform the Committee's functions under the Plan for purposes of grants of awards to non-employee directors, and may perform any other function of the committee as well. The Board of Directors or Compensation Committee will have the authority, among other things, to: (i) select the present or prospective directors, officers and other employees and consultants entitled to receive awards under the Plan; (ii) determine the form of awards, or combinations of awards, and whether such awards are to operate on a tandem basis or in conjunction with other awards; (iii) determine the number of shares of Common Stock covered by an award; and (iv) determine the terms and conditions of any awards granted under the Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same, provided that, unless otherwise set forth in an agreement evidencing a particular award, upon a change in control (as defined in the Plan), all awards will become fully vested and nonforfeitable. The exercise price at which shares of common stock may be purchased pursuant to the grant of stock options under the Plan is to be determined at the time of grant by the Board of Directors or the Compensation Committee in their sole discretion.

The number of shares of Common Stock that may be subject to outstanding awards granted under the Plan, determined immediately after the grant of any award, may not exceed 5% of the aggregate number of shares of Common Stock then outstanding.

The flexible terms of the Plan are intended to, among other things, permit the Board of Directors or the Compensation Committee to impose performance conditions with respect to any award, thereby requiring forfeiture of all or part of any award if performance objectives are not met, or linking the time of exercisability or settlement of an award to the achievement of performance conditions.

To the extent required by federal law or regulation or under the rules of any stock exchange or automated quotation system on which the Company's Common Stock is then listed or quoted, stockholder approval shall be obtained for any amendment, alteration, suspension, discontinuance or termination of the Plan; however, in the absence of such a requirement, such action may be taken without stockholder approval by the Board of Directors, provided that, without the consent of the participant, no amendment may materially impair the rights of a participant under any award.

No awards have been granted under the Plan as of the date of this Proxy Statement. Because awards under the Plan are discretionary, future awards under the Plan are not determinable.

OTHER MATTERS

The Company is unaware of any matters, other than those identified above, which will be brought before the Annual Meeting for action. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment in such matters.

By Order of the Board of Directors

/s/ John Wickham

John Wickham
Assistant Secretary

September 19, 2002

APPENDIX ROYAL OLYMPIC CRUISE LINES INC.

2002 LONG-TERM INCENTIVE PLAN

As Adopted by the Board of Directors on July 12, 2002

1. Purpose. The purpose of this 2002 Long-Term Incentive Plan (the "Plan") of Royal Olympic Cruise Lines Inc., a Liberian corporation (the "Company"), is to advance the interests of the Company and its stockholders by providing a means to attract, retain, motivate and reward directors, officers, employees and consultants of and service providers to the Company and its subsidiaries and to enable such persons to acquire or increase a proprietary interest in the Company, thereby promoting a closer identity of interests between such persons and the Company's stockholders.

2. Definitions. The definitions of awards under the Plan, including Options, SARs (including Limited SARs), Restricted Stock, Deferred Stock, Stock granted as a bonus or in lieu of other awards, Dividend Equivalents and Other Stock-Based Awards are set forth in Section 6 of the Plan. Such awards, together with any other right or interest granted to a Participant under the Plan, are termed "Awards." For purposes of the Plan, the following additional terms shall be defined as set forth below:

(a) "Award Agreement" means any written agreement, contract, notice or other instrument or document evidencing an Award.

(b) "Beneficiary" shall mean the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant's death or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(c) "Board" means the Board of Directors of the Company.

(d) A "Change in Control" shall be deemed to have occurred on:

(i) the date of the acquisition by any "person" (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act), excluding the Company, Roc Holdings, Inc., or any of their subsidiaries or affiliates or any employee benefit plan sponsored by any of the foregoing, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 30% or more of either (x) the then outstanding shares of common stock of the Company, or (y) the then outstanding voting securities entitled to vote generally in the election of directors;

(ii) the date the individuals who constitute the Board as of the effective date of the Plan (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board, provided that any individual becoming a director subsequent to the effective date of this Agreement whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than any individual whose nomination for election to Board membership was not endorsed by the Company's management prior to, or at the time of, such individual's initial nomination for election) shall be, for purposes of this Agreement, considered as though such person were a member of the Incumbent Board; or

(iii) the consummation of a merger, consolidation, recapitalization, reorganization, sale or disposition of all or a substantial portion of the Company's assets, a reverse stock split of outstanding voting securities, the issuance of shares of stock of the Company in connection with the acquisition of the stock or assets of another entity, provided, however, that a Change in Control shall not occur under this clause (iii) if consummation of the transaction would result in at least 70% of the total voting power represented by the voting securities of the Company (or, if not the Company, the entity that succeeds to all or substantially all of the Company's business) outstanding immediately after such transaction being beneficially owned (within the meaning of Rule 13d-3 promulgated pursuant to the Exchange Act) by at least 75% of the holders of outstanding voting securities of the Company immediately prior to the transaction, with the voting power of each such continuing holder relative to other such continuing holders not substantially altered in the transaction.

(e) "Committee" means the committee appointed by the Board to administer the Plan, or if no committee is appointed, the Board.

(f) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include rules thereunder and successor provisions and rules thereto.

(g) "Participant" means a person who, at a time when eligible under Section 5 hereof, has been granted an Award under the Plan.

(h) "Stock" means the Common Stock, par value $.01, of the Company and such other securities as may be substituted for Stock or such other securities pursuant to Section 4.

3. Administration.

(a) Authority of the Committee. Except as otherwise provided below, the Plan shall be administered by the Committee. The Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

(i) to select persons to whom Awards may be granted;

(ii) to determine the type or types of Awards to be granted to each such person;

(iii) to determine the number of Awards to be granted, the number of shares of Stock to which an Award will relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, vesting schedule, grant price or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability or settlement of an Award, and waivers or accelerations thereof, performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(iv) to determine whether, to what extent and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(v) to determine whether, to what extent and under what circumstances, cash, Stock, other Awards or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee or at the election of the Participant;

(vi) to determine the restrictions, if any, to which Stock received upon exercise or settlement of an Award shall be subject (including lock-ups and other transfer restrictions), may condition the delivery of such Stock upon the execution by the Participant of any agreement providing for such restrictions;

(vii) to require an Award Agreement, and if it is required, to prescribe the form of each Award Agreement, which need not be identical for each Participant;

(viii) to adopt, amend, suspend, waive and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(ix) to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement or other instrument hereunder; and

(x) to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

Other provisions of the Plan notwithstanding, the Board shall perform the functions of the Committee for purposes of granting awards to directors who serve on the Committee, and the Board may perform any function of the Committee under the Plan for any other purpose. In any case in which the Board is performing a function of the Committee under the Plan, each reference to the Committee herein shall be deemed to refer to the Board, except where the context otherwise requires.

(b) Manner of Exercise of Committee Authority. Any action of the Committee with respect to the Plan shall be final, conclusive and binding on all persons, including the Company, subsidiaries of the Company, Participants, any person claiming any rights under the Plan from or through any Participant and stockholders, except to the extent the Committee may subsequently modify, or take further action not consistent with, its prior action. If not specified in the Plan, the time at which the Committee must or may make any determination shall be determined by the Committee, and any such determination may thereafter be modified by the Committee (subject to Section 8(e)). The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to officers or managers of the Company or any subsidiary of the Company the authority, subject to such terms as the Committee shall determine, to perform such functions as the Committee may determine, to the extent permitted under applicable law.

(c) Limitation of Liability. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer or other employee of the Company or any subsidiary, the Company's independent certified public accountants or any executive compensation consultant, legal counsel or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, or any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on its behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination or interpretation.

(d) Limitation of Committee Authority. Notwithstanding the foregoing, the authority for administration of the Plan with regard to the grant of Awards to non-employee directors shall be solely the responsibility of the Board.

4. Stock Subject to Plan.

(a) Amount of Stock Reserved. The total amount of Stock that may be subject to outstanding Awards, determined immediately after the grant of any Award, shall not exceed five percent (5%) of the total number of shares of Stock outstanding at the effective time of such grant. If an Award valued by reference to Stock may only be settled in cash, the number of shares to which such Award relates shall be deemed to be Stock subject to such Award for purposes of this Section 4(a). Any shares of Stock delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares acquired in the market for a Participant's account.

(b) Adjustments. In the event that the Committee shall determine that any recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or exchange of Stock or other securities, stock dividend or other special, large and non-recurring dividend or distribution (whether in the form of cash, securities or other property), liquidation, dissolution, or other similar corporate transaction or event, affects the Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and kind of shares of Stock reserved and available for Awards under Section 4(a), (ii) the number and kind of shares of outstanding Restricted Stock or other outstanding Award in connection with which shares have been issued, (iii the number and kind of shares that may be issued in respect of other outstanding Awards and (iv) the exercise price, grant price or purchase price relating to any Award. (or, if deemed appropriate, the Committee may make provision for a cash payment with respect to any outstanding Award). In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including, without limitation, cancellation of unexercised or outstanding Awards, or substitution of Awards using stock of a successor or other entity) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence and events constituting a Change in Control) affecting the Company or any subsidiary or the financial statements of the Company or any subsidiary, or in response to changes in applicable laws, regulations, or accounting principles.

5. Eligibility. Directors, officers and employees of the Company and its subsidiaries, and persons who provide consulting or other services to the Company deemed by the Committee to be of substantial value to the Company, are eligible to be granted Awards under the Plan. In addition, persons who have been offered employment by the Company or its subsidiaries, and persons employed by an entity that the Committee reasonably expects to become a subsidiary of the Company, are eligible to be granted an Award under the Plan.

6. Specific Terms of Awards.

(a) General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment or service of the Participant. Except as expressly provided by the Committee (including for purposes of complying with the requirements of the Liberian law relating to lawful consideration for the issuance of shares), no consideration other than services will be required as consideration for the grant (but not the exercise) of any Award.

(b) Options. The Committee is authorized to grant options to purchase Stock (including "reload" options automatically granted to offset specified exercises of Options) on the following terms and conditions ("Options"):

(i) Exercise Price. The exercise price per share of Stock purchasable under an Option shall be determined by the Committee.

(ii) Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, including, without limitation, cash, Stock, other Awards or awards granted under other Company plans or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis, such as through "cashless exercise" arrangements, to the extent permitted by applicable law), and the methods by which Stock will be delivered or deemed to be delivered to Participants.

(iii) Termination of Employment. The Committee shall determine the period, if any, during which Options shall be exercisable following a Participant's termination of employment relationship with the Company and its subsidiaries. For this purpose, any sale of a subsidiary of the Company pursuant to which it ceases to be a subsidiary of the Company shall be deemed to be a termination of employment by any Participant employed by such subsidiary, or, as applicable, termination of the non-employee directorship by any Participant who serves on the board of such subsidiary. Unless otherwise determined by the Committee, (i) during any period that an Option is exercisable following termination of employment or termination of directorship, it shall be exercisable only to the extent it was exercisable upon such termination of employment or termination of directorship, and (ii) if such termination of employment is for cause, as determined in the discretion of the Committee, all Options held by the Participant shall immediately terminate.

(c) Stock Appreciation Rights. The Committee is authorized to grant stock appreciation rights on the following terms and conditions ("SARs"):

(i) Right to Payment. An SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the fair market value of one share of Stock on the date of exercise (or, if the Committee shall so determine, the fair market value of one share at any time during a specified period before or after the date of exercise), over (B) the grant price of the SAR as determined by the Committee as of the date of grant of the SAR, which, except as provided in Section 7(a), shall be not less than the fair market value of one share of Stock on the date of grant.

(ii) Other Terms. The Committee shall determine the time or times at which an SAR may be exercised in whole or in part, the method of exercise, method of settlement, form of consideration payable in settlement, method by which Stock will be delivered or deemed to be delivered to Participants, whether or not an SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR. Limited SARs that may only be exercised upon the occurrence of a Change in Control may be granted on such terms, not inconsistent with this Section 6(c), as the Committee may determine. Limited SARs may be either freestanding or in tandem with other Awards.

(d) Restricted Stock. The Committee is authorized to grant Stock that is subject to restrictions based on continued employment and/or the achievement of performance goals on the following terms and conditions ("Restricted Stock"):

(i) Grant and Restrictions. Restricted Stock shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the terms of the Plan and any Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder including, without limitation, the right to vote Restricted Stock or the right to receive dividends thereon.

(ii) Forfeiture. Except as otherwise determined by the Committee, upon termination of employment or service, or the failure of any performance goals to be met (in either case, as determined under criteria established by the Committee) during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Company; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of termination resulting from specified causes.

(iii) Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, such certificates may bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, the Company may retain physical possession of the certificate, in which case the Participant shall be required to have delivered a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv) Dividends. Dividends paid on Restricted Stock shall be either paid at the dividend payment date in cash or in shares of unrestricted Stock having a fair market value equal to the amount of such dividends, or the payment of such dividends shall be deferred and/or the amount or value thereof automatically reinvested in additional Restricted Stock, other Awards, or other investment vehicles, as the Committee shall determine or permit the Participant to elect. Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed, unless otherwise determined by the Committee.

(e) Deferred Stock. The Committee is authorized to grant units representing the right to receive Stock at a future date subject to the following terms and conditions ("Deferred Stock"):

(i) Award and Restrictions. Delivery of Stock will occur upon expiration of the deferral period and/or the achievement of performance goals specified for an Award of Deferred Stock by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, Deferred Stock shall be subject to such restrictions as the Committee may impose, if any, which restrictions may lapse upon the achievement of performance criteria, the expiration of the deferral period or at other specified times, separately or in combination, in installments or otherwise, as the Committee may determine.

(ii) Forfeiture. Except as otherwise determined by the Committee, upon termination of employment or service or the failure of any performance goals to be met (in either case, as determined under criteria established by the Committee) during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Deferred Stock), all Deferred Stock that is at that time subject to such forfeiture conditions shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Deferred Stock will be waived in whole or in part in the event of termination resulting from specified causes.

(f) Bonus Stock and Awards in Lieu of Cash Obligations. The Committee is authorized to grant Stock as a bonus, or to grant Stock or other Awards in lieu of Company obligations to pay cash under other plans or compensatory arrangements.

(g) Dividend Equivalents. The Committee is authorized to grant awards entitling the Participant to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock ("Dividend Equivalents"). Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify.

(h) Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock and factors that may influence the value of Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified subsidiaries ("Other Stock Based Awards"). The Committee shall determine the terms and conditions of such Awards. Stock issued pursuant to an Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards, or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, may be granted pursuant to this Section 6(h).

7. Certain Provisions Applicable to Awards.

(a) Stand-Alone, Additional, Tandem, and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with or in substitution for any other Award granted under the Plan or any award granted under any other plan of the Company, any subsidiary or any business entity to be acquired by the Company or a subsidiary, or any other right of a Participant to receive payment from the Company or any subsidiary. Awards granted in addition to or in tandem with other Awards or awards may be granted either as of the same time as or a different time from the grant of such other Awards or awards.

(b) Term of Awards. The term of each Award shall be for such period as may be determined by the Committee.

(c) Form of Payment Under Awards. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a subsidiary upon the grant, exercise or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Stock, other Awards or other property, and may be made in a single payment or transfer, in installments or on a deferred basis. Such payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents in respect of installment or deferred payments denominated in Stock.

(d) Loan Provisions. With the consent of the Committee, and subject at all times to, and only to the extent, if any, permitted under and in accordance with, laws and regulations and other binding obligations or provisions applicable to the Company, the Company may make, guarantee or arrange for a loan or loans to a Participant with respect to the exercise of any Option or other payment in connection with any Award, including the payment by a Participant of any or all federal, state or local income or other taxes due in connection with any Award. Subject to such limitations, the Committee shall have full authority to decide whether to make a loan or loans hereunder and to determine the amount, terms and provisions of any such loan or loans, including the interest rate to be charged in respect of any such loan or loans, whether the loan or loans are to be with or without recourse against the borrower, the terms on which the loan is to be repaid and conditions, if any, under which the loan or loans may be forgiven.

(e) Acceleration upon a Change of Control. Notwithstanding anything contained herein to the contrary, all conditions and/or restrictions relating to the continued performance of services and/or the achievement of performance objectives with respect to the exercisability or full enjoyment of an Award shall lapse immediately prior to a Change in Control, provided, however, that such lapse shall not occur if (i) it is intended that the transaction constituting such Change in Control be accounted for as a pooling of interests under Accounting Principles Board Opinion No. 16 (or any successor thereto), and operation of this Section 7(e) would otherwise violate Paragraph 47(c) thereof, or (ii) the Committee, in its discretion, determines that such lapse shall not occur, provided, further, that the Committee shall not have the discretion granted in clause (ii) if it is intended that the transaction constituting such Change in Control be accounted for as a pooling of interests under Accounting Principles Board Option No. 16 (or any successor thereto), and such discretion would otherwise violate Paragraph 47(c) thereof.

8. General Provisions.

(a) Compliance With Laws and Obligations. The Company shall not be obligated to issue or deliver Stock in connection with any Award or take any other action under the Plan in a transaction subject to the requirements of any applicable securities law, any requirement under any listing agreement between the Company and any national securities exchange or automated quotation system or any other law, regulation or contractual obligation of the Company until the Company is satisfied that such laws, regulations, and other obligations of the Company have been complied with in full. Certificates representing shares of Stock issued under the Plan will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations and other obligations of the Company, including any requirement that a legend or legends be placed thereon.

(b) Limitations on Transferability. Awards and other rights under the Plan will not be transferable by a Participant except by will or the laws of descent and distribution or to a Beneficiary in the event of the Participant's death, shall not be pledged, mortgaged, hypothecated or otherwise encumbered, or otherwise subject to the claims of creditors; provided, however, that such Awards and other rights may be transferred to one or more transferees during the lifetime of the Participant to the extent and on such terms as then may be permitted by the Committee.

(c) No Right to Continued Employment or Service. Neither the Plan nor any action taken hereunder shall be construed as giving any employee, director or other person the right to be retained in the employ or service of the Company or any of its subsidiaries, nor shall it interfere in any way with the right of the Company or any of its subsidiaries to terminate any employee's employment or other person's service at any time or with the right of the Board or stockholders to remove any director.

(d) Taxes. The Company and any subsidiary is authorized to withhold from any Award granted or to be settled, any delivery of Stock in connection with an Award, any other payment relating to an Award or any payroll or other payment to a Participant amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations.

(e) Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of stockholders or Participants, except that any such action shall be subject to the approval of the Company's stockholders at or before the next annual meeting of stockholders for which the record date is after such Board action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under any Award theretofore granted to him (as such rights are set forth in the Plan and the Award Agreement). The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue, or terminate, any Award theretofore granted and any Award Agreement relating thereto; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under such Award (as such rights are set forth in the Plan and the Award Agreement). Notwithstanding the foregoing, the Board or the Committee may take any action (including actions affecting or terminating outstanding Awards): (i) permitted by Section 4(b), (ii) to avoid limitations related to the availability of a tax deduction in respect of Awards, or (iii) to the extent necessary for a business combination in which the Company is a party to be accounted for under the pooling-of-interests method of accounting under Accounting Principles Board Opinion No. 16 (or any successor thereto).

(f) No Rights to Awards; No Stockholder Rights. No person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants and employees. No Award shall confer on any Participant any of the rights of a stockholder of the Company unless and until Stock is duly issued or transferred and delivered to the Participant in accordance with the terms of the Award or, in the case of an Option, the Option is duly exercised.

(g) Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company's obligations under the Plan to deliver cash, Stock, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

(h) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor any submission of the Plan or amendments thereto to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensatory arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(i) No Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) Governing Law. The validity, construction and effect of the Plan, any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of New York.

(k) Effective Date; Plan Termination. The Plan shall become effective as of the date of its adoption by the Board, subject to the approval by the stockholders of the Company, and shall continue in effect until terminated by the Board and approval by the stockholders of the Company.

ROYAL OLYMPIC CRUISE LINES INC.
2002 LONG-TERM INCENTIVE PLAN

Form of Option Grant Certificate

This Grant Certificate evidences the grant of an option pursuant to the provisions of the 2002 Long-Term Incentive Plan (the "Plan") of Royal Olympic Cruise Lines, Inc. (the "Company") to the individual whose name appears below (the "Grantee"), covering the specific number of shares of Stock set forth below, pursuant to the provisions of the Plan and on the following express terms and conditions (capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan):

1. Name of Grantee:

2. Number of Shares of Stock:

3. Exercise price per Share:

4. Date of grant of this Option:

5. Vesting/Exercisability: This option shall vest and become exercisable as to all shares on __________.

6. Termination of Option: This option shall terminate on the fifth anniversary of the date of grant. In addition, any unvested portion of this option shall terminate upon the termination of the Grantee's employment or tenure as a director, as the case may be, and if such termination is by the Board for cause (as determined by the Board), the vested portion shall terminate as well.

7. Type of Option: Nonqualified stock option

The Grantee hereby acknowledges that he has access to a copy of the Plan as presently in effect. The text and all of the terms and provisions of the Plan are incorporated herein by reference, and this option is subject to these terms and provisions in all respects. At any time when the Grantee wishes to exercise this option, in whole or in part, the Grantee shall submit to the Company a written notice of exercise, specifying the exercise date and the number of shares of Stock to be exercised. As a condition to exercise, the Grantee shall remit to the Company the exercise price in cash or in such other form as permitted under the Plan, plus an amount sufficient to satisfy any withholding tax obligation of the Company that arises in connection with such exercise.

ROYAL OLYMPIC CRUISE LINES, INC. Agreed to and Accepted by:

By:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL OLYMPIC CRUISE LINES, INC.

Date: September 23, 2002

By: John Wickham
Name: JOHN WICKHAM
Title: ASSISTANT SECRETARY